

August 19, 2013

Via E-mail
Mr. John J. Dunn, Jr.
Executive Vice President and
  Corporate Chief Financial Officer
American National Insurance Company
One Moody Plaza
Galveston, TX  77550

> **Re:     American National Insurance Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 8, 2013**
> **File No. 001-34280**

Dear Mr. Dunn:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.  Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Notes to the Consolidated Financial Statements
16. Stockholders' Equity and Noncontrolling Interests
Dividends, page 96

1.  Please provide us proposed disclosure to be included in future filings to address the following:
    *   Although you disclose on page 57 of your 10-K that the levels of your insurance subsidiaries' capital and surplus exceeded the minimum RBC requirements at December 31, 2012, disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b.  If not significant, please clarify in the disclosure.
    *   Disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by American National Insurance Company to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X.

- Disclose the amount of statutory net income or loss for each period as required by Rule 7.03(a)(23)(c) of Regulation S-X.
- Provide the disclosures required under ASC 944-505-50-2 through 50-6, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3651.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief